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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC.

                                  FORM 12B-25

                                               Commission File Number: 005-41183

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended: September 27, 1997

[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-K        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: NutraMax Products, Inc.

Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number): 9 Blackburn Drive

City, State and Zip Code: Gloucester, Massachusetts 01930
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                                    PART II
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          NutraMax Products, Inc. (the "Company") is unable to meet its filing date for the form 10-K for the year ended September 27, 1997 without unreasonable effort or expense. The Company is filing this Form 12b-25 to request additional time to complete the required disclosure regarding the Company's acquisition of the first aid products business of American White Cross, Inc. and Weaver Manufacturing Corporation (the "American White Cross Acquisition"), which occurred late in the Company's fourth quarter. The Company intends to file the Form 10-K within the time period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Robert F. Burns, Chief Financial Officer, (978) 283-1800

     (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [ ] Yes   [X] No

          Amendment to Form 8-K dated September 11, 1997 relating to the American White Cross Acquisition to include required pro forma and audited historical financial information.

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company's total debt increased to $89,893,000 at September 27, 1997, as compared to $26,278,000 at September 28, 1996. This increase in total debt reflects the additional debt incurred in connection with the repurchase of the Company's common stock from MEDIQ Incorporated and the American White Cross Acquisition. The increase in debt resulted in interest expense of $5,042,000 for the year ended September 27, 1997 as compared to $1,479,000 for the year ended September 28, 1996.

          Gross Profit for the year ended September 27, 1997 was $22,603,000 or 24% of net sales, as compared to $22,793,000 or 28% of net sales for the year ended September 28, 1996. This decrease in gross margin is primarily attributable to a delay in the completion of a major capital expansion program at the Company's Cough/Cold division. New product capacity, centered around a new continuous cooking line used to manufacture cough drops, became operational later than planned. This delay, coupled with increased Cough/Cold product orders, resulted in delayed shipments and under absorbed labor and overhead.

          The foregoing resulted in net income of $2,262,000 or $.37 per fully diluted share for the year ended September 27, 1997, as compared to $5,683,000 or $.66 per fully diluted share for the year ended September 28, 1996.

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                            NUTRAMAX PRODUCTS, INC.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date:     December 29, 1997     By: /s/ Robert F. Burns
                                    -----------------------------------
                                    Robert F. Burns
                                    Chief Financial Officer

          Instruction.   The form may be signed by an executive officer of the
     registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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